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                                                                     EXHIBIT 2.2


                              CERTIFICATE OF MERGER
                                       OF
                                    RTO, INC.
                                  WITH AND INTO
                                  ALRENCO, INC.
                        (UNDER SECTION 252 OF THE GENERAL
                    CORPORATION LAW OF THE STATE OF DELAWARE)



ALRENCO, INC. hereby certifies that:

         1. The name and state of incorporation of each of the constituent corporations are:

            a. RTO, Inc., a Delaware corporation; and

            b. Alrenco, Inc., an Indiana corporation.

         2. An agreement and plan of merger has been approved, adopted, certified, executed and acknowledged by Alrenco, Inc. and by RTO, Inc. in accordance with the provisions of subsection (c) of Section 252 of the General Corporation Law of the State of Delaware (the "Merger Agreement").

         3. The name of the surviving corporation is Alrenco, Inc. (the "Surviving Corporation"). The Surviving Corporation is an Indiana corporation.

         4. The Amended and Restated Articles of Incorporation of Alrenco, Inc. will be the articles of the Surviving Corporation from the time of the merger and until thereafter amended in accordance with the Indiana Business Corporation Law. The following amendments in the Articles of Incorporation are desired to be effected by the merger:

            a. The Amended and Restated Articles of Incorporation increase the authorized Common Stock and Preferred Stock from 20,000,000 shares to 75,000,000 shares, and from 1,000,000 shares to 10,000,000 shares, respectively.

            b. The Amended and Restated Articles of Incorporation require the affirmative vote of 67% of the Surviving Corporation's shareholders to amend or repeal the Amended and Restated Articles of Incorporation, except for Article VI, which requires 80% of the then outstanding shares entitled to vote generally in the election of directors, voting together as a class.

         5. The executed Merger Agreement pursuant to which the merger is being consummated is on file at the principal place of business of the Surviving Corporation. The address of the principal place of business of the Surviving Corporation is 1736 East Main Street, New Albany, Indiana 47150.



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         6. A copy of the Merger Agreement will be furnished by the Surviving
Corporation, on request and without charge, to any stockholder of RTO, Inc. or Alrenco, Inc..

         7. The Surviving Corporation, as a foreign corporation, agrees that it may be served with process in Delaware in any proceeding for enforcement of any obligation of RTO, Inc. as well as for enforcement of any obligation of the Surviving Corporation arising from the merger. The Surviving Corporation hereby irrevocably appoints the Secretary of State of Delaware as its agent to accept service of process in any such proceeding. The address of the Surviving Corporation's registered office in the State of Indiana is One North Capital Avenue, Indianapolis, Indiana 46204. The name of the registered agent at that address is C T Corporation System.




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         IN WITNESS WHEREOF, Alrenco, Inc. has caused its duly authorized officer to execute and deliver this Certificate of Merger as of the 26th day of February, 1998.

                                       Alrenco, Inc.



                                       By: /s/ Michael D. Walts
                                          --------------------------------------
                                            Michael D. Walts
                                            President and Chairman of the Board